EXHIBIT 20.1



                             Memorandum of Agreement

         This Memorandum of Agreement ("MOA"), dated August 25, 2004, is entered into by and between O'Hara Resources, Ltd., a Nevada Corporation, ("OHRL") and Vision Energy Corporation, a Nevada Corporation, ("VEC"). Pursuant to this MOA, it is the specific intent of OHRL and VEC to set forth a series of steps which will be taken by OHRL and VEC to consummate OHRL's complete and total acquisition of VEC, including all of VEC's assets and liabilities and including all of the assets and liabilities of VEC's current wholly owned subsidiaries (Vision Energy Group, a Nevada Corporation ("VEG") and Gulf Energy Corporation, a Nevada Corporation). The aforementioned purchase will take place in two phases. Pursuant to the first phase, OHRL will initially purchase a fifty percent (50%) interest in three energy projects being developed by VEG by and through OHRL's acquisition of fifty percent (50%) of VEG's outstanding stock. Pursuant to the second phase, VEC will complete its accounts and will thereafter immediately merge with VEG (which is pursuant to this MOA to be renamed Antarctic Holdings, Inc.") whereupon OHRL (which is pursuant to this MOA to be renamed Vision Energy Group) will in turn merge with VEG (Antarctic Holdings, Inc.) thereby capturing all of the remaining assets and liabilities of VEC and both of VEC's current wholly owned subsidiaries. OHRL's acquisition of all of VEC and all of VEC's wholly owned subsidiaries will be completed as follows:

1. Upon the signing of this MOA, VEC will obtain Board of Director approval from VEG's Board of Directors to issue 2,000,000 shares of VEG's common stock to OHRL and will thereafter issue 2,000,000 shares of VEG's common stock to OHRL representing a fifty percent (50%) ownership interest in VEG.

2. Upon the signing of this MOA, OHRL will obtain Board of Director approval to issue 10,000,000 shares of OHRL's common stock to VEG and will thereafter issue 10,000,000 shares of OHRL's common stock to VEG.

3. Upon the signing of this MOA, OHRL will obtain Board of Director approval to appoint two (2) persons nominated by VEC to OHRL's Board of Directors and will thereafter appoint the two persons to OHRL's Board. The two (2) persons to be so nominated to and elected to OHRL's Board of Directors are Mr. Russell Smith and Mr. Ralph Greenberg. Upon the completion of the acquisition of VEC by OHRL contemplated by this MOA in its entirety, Mr. Gerry Wiener and Mr. Robert Meredith will both resign from OHRL's (renamed Vision Energy Group) Board of Directors.

4. Upon the signing of this MOA, OHRL will obtain Board of Director approval to convert all present salaries due and owing to Mr. Robert B. Vrooman and Dr. Richard Anderson into shares of OHRL's common stock at a strike price of $0.05 per share. Nothing stated in this MOA shall prevent OHRL's Board of Directors from voting to convert amounts due and owing to the remainder of OHRL's Board of Directors into shares of OHRL's common stock if the Board of Directors determines that doing so is in the best interest of OHRL.

5. Upon the signing of this MOA, OHRL's Board of Directors will pass a resolution approving the issuance of sufficient shares of OHRL's common stock in a private placement to raise at least $100,000 to be used as working capital.

6. Upon the signing of this MOA, Mr. Robert Vrooman will in due course resign his position as President of OHRL and OHRL will in turn obtain Board of Director approval to appoint Mr. Russell Smith to the position of President of OHRL. OHRL's Board of Directors will thereafter appoint Mr. Smith to the position of President of OHRL whereupon Mr. Vrooman will retain his position as CEO of OHRL and his position as Chairman of the Board of OHRL and Secretary of OHRL.

7. Upon the signing of this MOA, OHRL will obtain Board of Director approval to change its office address from Reno, Nevada to Las Vegas, Nevada.

8. Upon the signing of this MOA, VEC will rename its wholly owned subsidiary, Vision Energy Group. The new name will be Antarctic Holdings, Inc. At the same time, VEC will assign the name Vision Energy Group to OHRL. OHRL will in turn obtain Board of Director approval to change OHRL's name to Vision Energy Group. OHRL will thereafter initiate those processes necessary with the Nevada Secretary of State and the SEC to complete and effectuate the name change.

9. Upon the signing of this MOA, OHRL will obtain Board of Director approval to open a new bank account with CitiBank in Las Vegas, Nevada. The account will be opened under the name Vision Energy Group and will require co-signatures of Mr. Russell Smith and at least one other officer or director of OHRL (renamed Vision Energy Group).

10. Upon the formal execution of all resolutions and minutes described in this MOA, VEC will immediately provide Mr. Robert Vrooman with a cashiers check in the amount of $5,000.00 and Dr. Richard Anderson with a cashiers check in the amount of $5,000.00 as payment in part of those amounts provided to date by Mr. Vrooman and Dr. Anderson to OHRL for the payment of OHRL's day-to-day and other expenses. All remaining amounts due and owing to Mr. Vrooman and Dr. Anderson by OHRL (not including accrued salary as of the date of this MOA) shall in due course be paid by OHRL (renamed Vision Energy Group) to Mr. Vrooman and Dr. Anderson at such time as OHRL (renamed Vision Energy Group) achieves a positive cash flow. If, for any reason, this MOA is cancelled, rescinded and unwound, all amounts paid by VEC or otherwise to Mr. Vrooman and/or to Dr. Anderson shall be non-refundable.

11. Upon the formal execution of all resolutions described in this MOA, VEC will in due course provide OHRL, via a deposit into the CitiBank account described in 9 above, with sufficient funds (approximately $1,600.00) which will be paid by OHRL (renamed Vision Energy Group) to Nevada Agency and Trust Company which is owed approximately $14,100.00 and sufficient funds (approximately $5,000.00) which will be paid by OHRL (renamed Vision Energy Group) to Chisholm and Associates which is owed approximately $5,000.00 by OHRL. If, for any reason, this MOA is cancelled, rescinded and unwound, all amounts paid by VEC or otherwise to OHRL (renamed Vision Energy Group) for payment to Nevada Agency and Trust Company and/or to Chisholm and Associates shall be non-refundable.

12. Upon the signing of this MOA, VEC will assign a one hundred percent (100%) ownership interest in three energy projects being developed by VEC to it's subsidiary, Vision Energy Group (to be renamed Antarctic Holdings, Inc. pursuant to "8" above). The three projects to be assigned are: (a) Solono Garbage Company/Republic Brothers (LFG to LNG); (b) Sierra Pacific/Tracy/Clark (Letdown Energy Recovery/possible ORC installation); and (c) Waste Management Inc./Simi Valley (LFG to LNG). Within 24 hours of the assignment, VEC will provide OHRL with documentation establishing the economic viability of each of the three projects identified in the preceding sentence, including letters of intent, contracts, proposals, feasibility studies, etc.

13. Upon the signing of this MOA, Mr. Robert Vrooman and Dr. Richard Anderson will sign a separate agreement by which they will both agree to vote all of their issued and outstanding stock, under their control, in a like manner to any and all stock held by VEC for a period of 12 months from the date of this MOA or until VEC and all of its assets and liabilities including its wholly owned subsidiaries have been acquired in full by OHRL pursuant to the terms of this MOA.

14. Upon the signing of this MOA and as soon as is conveniently and economically possible, OHRL (renamed Vision Energy Group) will conduct a shareholders meeting for the purpose of ratifying the decisions and resolutions made and completed pursuant to this MOA.

15. Within 60 days from the signing of this MOA or whatever time is required to complete the accounts of VEC and the merger of VEC into VEG, OHRL (renamed Vision Energy Group) will acquire the remainder of VEC's assets and liabilities, including all of the remaining assets and liabilities of VEC's wholly owned subsidiaries. The purchase shall be consummated via an assignment of all of VEC's outstanding stock to OHRL on terms that reflect the asset value of VEC's and OHRL's (renamed Vision Energy Group) shares. The second phase of this merger may vary in structure while still achieving the described net result pursuant to which VEC and OHRL merge into a trading company named Vision Energy Group the ownership of which will include the shareholders of both companies.

16. By signing this MOA, VEC represents on behalf of itself, its officers, directors, subsidiaries and the officers and directors of its subsidiaries that Mr. Kevin Chambers and Mr. George (Igor) Filippides are in no way, whatsoever, associated with or involved in the acquisition of VEC by OHRL (to be renamed Vision Energy Group) contemplated by this MOA.

17. If, for any reason, this MOA is cancelled, rescinded or unwound, none of the provisions stated in this MOA will apply. VEC and OHRL will thereafter use their best efforts to place one another in the positions they held prior to the signing of this MOA. It is hereby specifically understood, however, that should this MOA be cancelled, rescinded or unwound, any amounts paid by VEC or otherwise to OHRL (to be renamed Vision Energy Group) on behalf of OHRL (to be renamed Vision Energy Group), to Mr. Vrooman and/or to Dr. Anderson shall remain non-refundable.

Dated:  August 25, 2004


/s/ Robert B. Vrooman
---------------------------
Robert B. Vrooman
President and CEO
O'Hara Resources, Ltd.



Dated:  August 25, 2004


/s/ Russell Smith
---------------------------
Russell Smith
President
Vision Energy Corporation